Annual Report

Cover Page

Name of issuer:

MovementX, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/1/2016

Physical address of issuer:

5413 Cheyenne Knoll Pl
Alexandria VA 22312

Website of issuer:

https://movement-x.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

47

	Most recent fiscal year-end:	Prior fiscal year-end:

Total Assets:	$936,916.77	$1,315,110.65
Cash & Cash Equivalents:	$530,396.22	$983,867.20
Accounts Receivable:	$45,877.74	$23,771.80
Current Liabilities:	$185,116.08	$333,567.16
Non-Current Liabilities:	$799,700.00	$799,700.00
Revenues/Sales:	$6,065,594.24	$4,586,720.12
Cost of Goods Sold:	$4,573,141.24	$3,493,481.48
Taxes Paid:	$0.00	$0.00
Net Income:	($322,663.43)	($232,091.75)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

MovementX, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Joshua D'Angelo	CEO	MovementX	2016
Keaton Richardson-Ray	COO	MovementX	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Joshua D'Angelo	President	2016
Keaton Richardson-Ray	Vice President	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joshua D'Angelo	3000000.0 Class A Common (CSA)	50.0
	3000000.0 Class A	

Keaton Richardson-Ray	[illegible] Common (CSA)	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange

registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> An Investment in MovementX, Inc (the "Company") Involves a High Degree of Risk Due to the Nature of the Investment. The Company may never achieve the financial projections disclosed. Prospective purchasers of the Company's Simple Agreements for Future Equity (the "SAFEs" or "Securities") should carefully consider the following risk factors in evaluating an investment in the Securities. Each of these factors could adversely affect the Company, its operations, and the value of the SAFES. All statements other than statements of historical fact included herein or in related materials from the Company, including, without limitation, statements regarding the Company's business strategy, and the estimates, plans, intentions and objectives of management of the Company, are forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's estimates, plans, intentions and objectives are disclosed below.
>
> Regulation and Data Privacy Could Adversely Affect the Company. The Company is highly regulated in the United States by the federal, state and local governments. Additionally, the Company maintains protected health information and therefore is highly regulated by the U.S. Department of Health and Human Services and other federal and state regulatory agencies, including strict HIPAA and OSHA regulations. The regulations adopted by these authorities govern many parts of the Company's operations, including data storage, distribution, marketing/communication, cleanliness, and safety practices, as well as Medicare compliance laws. The Company could be subject to regulatory agency review and compliance, which could be burdensome. The Company's business is also routinely subject to new or amended laws and regulations with which the Company must comply. While operating the business, the Company may be subject to claims that the Company has not complied with existing laws and regulations, which could result in claims, fines and/or penalties which could adversely impact the Company. There can be no assurance that the Company will not incur material costs or liability in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with the Company's proposed business and any products the Company produces in the future.
>
> The Company Expects Operating Losses. The Company

expects to incur net losses as a result of its growth efforts until it can produce sufficient revenues to cover its costs, which may not occur. Even if the Company does achieve profitability, it may be unable to sustain or increase profitability in the future since the Company's management intends to invest in the marketing and promotion of the Company's business and further development of the Company's operating infrastructure.

Broad Management Discretion in Use of Proceeds. The Company intends to use the estimated net proceeds to be received in this Offering principally to expand hiring and marketing associated with the Company's services. However, the Company may allocate and use such proceeds differently and for other purposes not currently anticipated. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of this Offering.

Arbitrary Pricing and Restrictions on Underlying Stock. The pricing of the Securities has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the Company's limited financial resources, the nature of its assets, estimates of its business potential, the amount of equity or control desired to be retained by the existing members and general economic conditions. All stock issued to a subscriber upon conversion of the SAFEs shall be subject to transfer restrictions and other terms of the Company's restrictive stock transfer agreement and/or other shareholder agreements, and it is a condition of conversion of the SAFEs that the investor will become a party to such agreements.

Current Company Debt. The Company currently has debts, loaned to the Company from the Small Business Administration and other organizations. The debt brings with it certain requirements related to its repayment and has a set schedule to repay.

Special Note Regarding Forward-Looking Statements. The Business Plan, the pro forma financial projections, and any related materials provided to potential investors contain, or incorporate by reference, statements that may be deemed to be "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic conditions, ability to recruit/retain qualified

personnel, and other conditions that might affect operating expenses. The Company's actual results could differ materially from those set forth in the forward-looking statements. Other risk factors that might cause such a difference are discussed above and below.

Lawsuit Risk. In an effort to minimize competition, there is a legitimate risk of an industry dominant competitor suing the Company. Alternatively, there is a risk that the company faces a lawsuit of any type, such as an employer, general, professional, insurance, or compliance claim. Regardless if the suit is with or without cause, the Company could potentially face significant legal fees that would drain its capital and jeopardize the future of the business. The Company is unable to predict the likelihood of a lawsuit, and therefore could be sued at any time.

Potential for Fraudulent Activity / Ransom / Cybersecurity Incident. As a growing, digital first healthcare services organization, the Company faces increased rates of attempted fraud spread across its employee base. From time-to-time, its employees might accidentally engage with phishing links, hackers, or other attempts to execute fraud and might face harm due to the accidental activity of its employees engaging with this fraudulent activity or hacking. The Company does its best to maintain high levels of security and cybersecurity training for all of its employees, but still might face attempts at fraud, ransom, and ransomware from time-to-time.

Employment Model Risks. The Company has a history of using primarily Independent Contractors and switched to using primarily W2 Employees effective January 2024. The Employee model is less proven than the Independent Contractor model and the company faces risks related to Employment Laws in both models. While the Company does its best to clear all practices with HR, Legal, Finance, and experts in all domains, the company might still encounter unexpected or unknown regulation in one or multiple of the above domains, which could cause hardship and challenges to the business model.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to

direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common (CSB) Stock	3000000	1150000	No
Class A Common (CSA) Stock	7000000	6000000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	2750000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	TrueSpace Fund
Issue date	09/01/21

Amount	$30,000.00
Outstanding principal plus interest	$65,592.84 as of 04/02/24
Interest rate	0.0% per annum
Maturity date	09/01/26
Current with payments	Yes

No other material terms noted

Loan

Lender	Small Business Association
Issue date	12/16/21
Amount	$799,700.00
Outstanding principal plus interest	$799,700.00 as of 05/09/24
Interest rate	3.75% per annum
Maturity date	08/31/51
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2024	Regulation D, Rule 506(b)	SAFE	$600,000	General operations
3/2024	Regulation D, Rule 506(b)	SAFE	$100,000	General operations
4/2024	Regulation D, Rule 506(b)	SAFE	$176,000	General operations
1/2025	Regulation Crowdfunding	SAFE	$70,700	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related

notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

MovementX is the easiest way to get specialized physical therapy so you can move your best and live your best.

Milestones

MovementX, Inc. was incorporated in the State of Delaware in September 2016.

Since then, we have:

- United An Extraordinary Team

- Catalyzed Our Community

- Built Differentiated Business Model

- Established a Track record of growth and impact

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $6,065,594.24 compared to the year ended December 31, 2024, when the Company had revenues of $4,586,720.12. Our gross margin was 24.61% in fiscal year 2025, and 23.83% in 2024.

- *Assets*. As of December 31, 2025, the Company had total assets of $936,916.77, including $530,396.22 in cash. As of December 31, 2024, the Company had $1,315,110.65 in total assets, including $983,867.20 in cash.

- *Net Loss*. The Company has had net losses of $322,663.43 and net losses of $232,091.75 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities*. The Company's liabilities totaled $984,816.08 for the fiscal year ended December 31, 2025 and $1,133,267.16 for the fiscal year ended December 31, 2024.

Liquidity & Capital Resources

To-date, the company has been financed with $829,700 in debt and $876,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital planned for the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 36 months, unless the profitability of the business continues to fuel it's growth. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

MovementX, Inc. cash in hand is $521,357.72, as of February 2026. Over the last three months, revenues have averaged $587,574.12/month, cost of goods sold has averaged $431,568.66/month, and operational expenses have averaged $193,459.92/month, for an average burn rate of $37,454.46 per month. Our intent is to be profitable in 8 months.

We established a wholly owned subsidiary, Equipt Care, LLC, that is a separate legal entity with separate financial books, and the profit from Equipt Care LLC is not included in our average revenue. When profits are passed to MovementX, it is recognized on our Balance Sheet. Outside of that, no material changes have occurred.

We are forecasting our revenue to be $4,142,732 over the next 6 months and our expenses to be $4,104,667.

We are not yet profitable consistently, though some months are showing signs of profitability. We were originally planning to be back to profitable consistently in Q2 2026, and this is still the plan.

We have strategic cash reserves and are currently revenue generating, so are not planning to raise additional funds in the next 6 months as of right now.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers

with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Joshua D'Angelo, certify that:

(1) the financial statements of MovementX, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of MovementX, Inc. included in this Form reflects accurately the information reported on the tax return for MovementX, Inc. filed for the most recently completed fiscal year.



Joshua D'Angelo

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor

that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in

section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://movement-x.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Joshua D'Angelo
    Keaton Richardson-Ray

Appendix E: Supporting Documents

    ttw_communications_145984_124612.pdf
    ttw_communications_145984_124621.pdf
    ttw_communications_145984_124622.pdf
    ttw_communications_145984_005809.pdf
    ttw_communications_145984_005956.pdf
    ttw_communications_145984_010324.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement
>
> SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

> Financials 1
>
> Financials 2

Appendix D: Director & Officer Work History

> Joshua D'Angelo
>
> Keaton Richardson-Ray

Appendix E: Supporting Documents

> ttw_communications_145984_124612.pdf
> ttw_communications_145984_124621.pdf
> ttw_communications_145984_124622.pdf
> ttw_communications_145984_005809.pdf
> ttw_communications_145984_005956.pdf
> ttw_communications_145984_010324.pdf

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result,

believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

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Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

MovementX, Inc.

By

By

Joshua D'Angelo
Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Joshua D'Angelo
Co-Founder & CEO
3/21/2026

Keaton Richardson-Ray
COO
3/28/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.